Snipp Clarifies News Release

TORONTO, March 28, 2018 -- At the request of IIROC, Snipp would like to clarify the news issued today. Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a $100,000, 3 week contract addition for Canada and the U.S. markets with a global household and personal care products consumer goods company for whom the Company has been running a program on its market-leading SnippCheck platform.

The customer originally engaged Snipp in March of 2016 and subsequently expanded the scope of the agreement twice, including an extension into the Canadian market. The customer signed this latest addition based primarily on the outstanding success of the recent promotion, which was launched in October 2017 on the Company’s SnippCheck proprietary receipt processing and SnippRewards platforms in the U.S. and Canadian markets. The program drove over 100,000 participants to purchase $15 worth of the client’s products resulting, in over $2MM of incremental revenue for the client (per their estimate). This contract represents a prime example of the impact and scalability of Snipp’s programs across multiple geographies and also for multiple industries.

“We are extremely pleased to receive additional recognition of the impact of Snipp’s robust marketing platform from an existing client,” commented Atul Sabharwal, Snipp Chief Executive Officer. “This is becoming a welcome trend, with successive clients who have chosen to expand their relationship with Snipp, based on the success of past promotions. We look forward to delivering best in class marketing and technology solutions for this industry giant. With each contract extension, industry confidence and awareness of our platform continues to grow, as brands increasingly recognize our ability to deliver innovative solutions to help drive engagement and sales.”

“Moreover, we are excited that these same platforms can be used in new markets ranging from the Hospitality to the Cannabis industry, both of which we have just begun to focus on in a more serious way. For example, we recently launched our Cannabis Marketing Resource Center (CMRC), which is geared toward helping players in this evolving industry take advantage of our deep knowledge in running promotions in the Alcohol, Pharma and Tobacco space. Since launching the program, many leading industry players have been signing up at http://www.snipp.com/cmrc to take advantage of our experience running effective and compliant programs in similar regulated industries. We are confident that over time many of these Cannabis players will graduate from the knowledge they will be acquiring from our CMRC to gaining competitive advantage in their markets by leveraging our platforms and technology. In addition, we look forward to sharing our Q4 2017 and full year audited financial performance with our investors in the coming days. We will be announcing a final date for our earnings release and conference call later this week.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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